Exhibit 4.3

               DYNCORP 1995 EMPLOYEE STOCK PURCHASE PLAN
                      (Effective July 1, 1995)

     The Purpose of this DynCorp 1995 Employee Stock Purchase Plan (the "Plan") is to provide a method by which eligible employees of DynCorp and its wholly owned subsidiaries, divisions and business units, and other partially owned entitles so designated by the Board of Directors or authorized committee thereof, (the "Company") may purchase shares of Common Stock of DynCorp ("Shares" or "Stock") by payroll deduction and at favorable prices. As a result, eligible employees will be given an opportunity to acquire an additional interest in the growth and earnings of the Company and a further incentive to promote the best interests of the Company.

1.    ELIGIBILITY TO PARTICIPATE

     All employees of the Company shall be eligible to participate in the Plan, subject to limitations that are imposed by the rules and regulations of the Securities and Exchange Commission or similar state regulatory agencies (the "Securities Laws"). Employees on temporary leave of absence may continue to participate in the Plan provided authorization is given by the Vice President of Human Resources or designee thereof, to the extent of payroll deductions effected prior to such leave of absence are available.

2.   SHARES THAT MAY BE PURCHASED

     No participant shall be permitted to purchase less than $7.00 nor more than $450.00 of Stock, at the Plan Stock Price discussed below, per week of participation in the Plan. In the event the total of all Plan purchase authorizations during any calendar quarter exceeds the total number of Shares that are authorized to be purchased on behalf of all Plan participants through the DynCorp Internal Stock Market (the "Internal Market") on a scheduled trading date (a "Trade Date") for the Internal Market, purchase authorizations shall be filled first up to $150.00 per Trade Date, per participant, and the remainder shall be filled on a pro-rata basis determined by the ratio of the amount of each participant's unsatisfied purchase authorization to the amount of all participants' unsatisfied purchase authorizations as of such Trade Date. In the event there are not sufficient Shares available in the Internal Market to fulfill the first $150.00 per participant, purchase authorizations shall be filled on a pro-rata basis based on the ratio of the amount of each participant's purchase authorization up to $150.00 to the amount of the aggregate of first $150.00 of all participants' purchase authorizations. Any payroll deductions not used to purchase Shares on a specific Trade Date as a result of the foregoing limitations will be refunded to the participant, without interest.

For example, if the total value of Shares available for purchase on behalf of all Plan participants in the Internal Market on a Trade Date equals $100,000, and the total of all purchase authorizations resulting from payroll deductions under the Plan during the quarter equals $125,000, of which $75,000 represents individual participants' purchase authorizations for the first $150.00 of Shares, all of those authorizations would be accepted first, and the remaining $25,000 of Shares available for purchase would be allocated on a pro-rata basis to the remaining $50,000 of Share purchase authorizations amounts in excess of $150. This would mean that a purchaser with a quarterly payroll deduction authorization of $500 would be entitled to purchase $325 of Stock [$150 +(($500-$150) x ($25,000/$50,000))] on that Trade Date.

3.   PLAN STOCK PRICE AND PAYROLL DEDUCTIONS

     The purchase price of each share acquired under the Plan shall be as determined from time to time by the DynCorp Board of Directors, but in no event less than 85% of the fair market value of the Stock as determined under the rules and procedures of the Internal Market on each quarterly Trade Date (the "Plan Stock Price"). The Plan Stock Price initially established by the Board for Shares is 95% of the Internal Market fair market trading price established under the rules of the Internal Market (the "Market Price"), subject to change by the Board. Purchasers under this Plan may acquire Shares only by means of individual payroll deductions. The Company shall accumulate payroll deductions of all participants on its financial books and records during each calendar quarter and shall, no later than the required settlement date following a Trade Date, (a) pay an amount equal to all employee Plan deductions during the quarter, less statutory withholding as required (if any) with respect to the 5% discount (the "Discount") to the broker handling trades on the Internal Market (the "Broker"), and (b) at the Company's option, either (i) pay to the Broker a cash amount equal to the Discount or (ii) transfer to the Broker or other custodian of Plan-purchased Shares a number of Shares, either in certificated or electronic form, equal in value to the amount of the aggregate Discount of Shares purchased. The Broker shall, to the extent Shares are available for purchase, purchase the required number of Shares through the Internal Market on each Trade Date. No interest will be paid on employee funds held under the Plan.

4.   APPLICATION FOR ENROLLMENT IN PLAN -- WITHDRAWAL
     Any eligible employee may enroll to participate in the Plan electronically, with initial confirmation in writing, in such form as DynCorp may prescribe. Employees may enroll at any time. There will be no confirmation of the commencement or continuation of payroll deductions other than the deduction information that will appear on the participant's pay stub. Participants may cancel their participation in the Plan at any time by giving electronic notice to the Plan recordkeeper, in which event, all payroll deductions that have not be invested will be refunded to the participant at the earliest practicable time, unless the participant specifically elects to have amounts accumulated to date used to purchase Shares. Any participant who elects to withdraw from the Plan will not be permitted to re-enroll for a period of three months following withdrawal.

5.   EMPLOYEE STATEMENTS -- QUARTERLY ALLOCATION

     As soon as practicable after each Trade Date, the Plan recordkeeper shall cause the appropriate number of Shares to be allocated to the Stock ownership accounts of the Plan participants, and each participant shall receive a quarterly statement showing his or her ownership of Shares purchased under the Plan and the fair market value of such Shares based on the most recent Market Price. Fractional Shares may be allocated. Any amounts of payroll deductions not used to purchase Shares because of pro-rated purchases shall be carried over and added to deductions authorized by the employee for subsequent quarterly periods or, upon the employee's withdrawal from the Plan, refunded to the employee in cash. Shares purchased under the Plan will be held by the recordkeeper in uncertificated form.

6.   DISPOSITION OF SHARES ACQUIRED UNDER THE PLAN

     Shares acquired under the Plan must be held at least one year following their purchase and may thereafter at any time be sold in the Internal Market on any Trade Date, subject, however, to applicable Securities Laws which may impose additional limitations and holding periods and Section 8. Subject to the other provisions of the Plan, a participant desiring to sell Shares previously purchased under the Plan may sell Shares through the Internal Market by notifying the Plan recordkeeper accordingly. Also see discussion below concerning certain taxes that may be payable if Shares purchased under the Plan are sold less than two years after the date of purchase. Notwithstanding the foregoing, participants may cause shares purchased under the Plan to be issued in the name of the participant and another as joint tenants with right of survivorship and may transfer ownership of Shares purchased under the Plan by will or intestate succession; provided, however, that the surviving owner or beneficiary shall otherwise be subject to the provisions of the Plan relating to first refusal and sale of Shares.

7.   TAX MATTERS

     The Plan is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code, as amended (the "Code) and shall be interpreted in accordance with
Section 423.

8.   RIGHTS ON TERMINATION OF EMPLOYMENT

     In the event the employment by an employee-participant under the Plan is terminated for any reason, DynCorp shall have a right, exercisable in its sole discretion, to purchase from the participant or his or her estate or legal representative any Shares acquired under the Plan at the then-most-recent Market Price; provided, however, if required under the state securities laws of the state where the employee resides, such option shall be exerciseable at the higher of the then-most recent Market price or the participant's acquisition cost for such Shares. Should DynCorp fail to exercise its option within 45 days of the participant's termination, the participant shall have the option of retaining the Shares or offering to sell the Shares in the Internal Market on any Trade Date. Notwithstanding the foregoing provisions, in no event will DynCorp be required or obligated to maintain the Internal Market.

9.    AMENDMENT AND TERMINATION OF THE PLAN

     The term of this Plan shall commence on July 1, 1995, and shall continue through December 31, 1999, unless extended or earlier terminated by the Board of Directors of DynCorp. The Board further reserves the right at any time to amend the terms of the Plan; provided that such amendments shall in no event adversely  affect the  right  of participants  to receive  Shares previously purchased under the Plan. In the event of the termination of the Plan, all payroll deductions not previously used to purchase Shares will be refunded to participants at the earliest practicable time.

10.   MISCELLANEOUS TERMS AND CONDITIONS

     a. For purposes of this Plan, the adoption of this Plan as of its effective date shall commence and constitute a continuing "offer" for participants to participate in the Plan, and the concurrent granting as of such date to the participant of an option to purchase Shares through the Plan in accordance with its terms.

     b. For purposes of this Plan, a participant's enrollment for payroll deductions pursuant to the Plan shall be deemed an acceptance of the aforementioned option granted by DynCorp to the employee-participant to purchase Shares pursuant to the Plan. The provisions of the Plan to the contrary notwithstanding, if any participant entitled to purchase Shares under the Plan would be deemed for purposes of Section 423(b)(3) of the Code to own Stock (including any number of Shares which such person would be entitled to purchase hereunder and under any other similar plan or stock option plan of the Company, the parent of the Company or any subsidiary) possessing 5% or more of the total combined voting power or value of all classes of stock of the Company, the maximum number of Shares which such participant shall be entitled to purchase under the Plan shall be reduced to that number which, when added to the number of Shares of the Company, which such participant is so deemed to own (excluding any number of Shares which such participant would be entitled to purchase hereunder) is one less than such 5%, and any balance remaining in such participant's Stock purchase account shall be refunded.

     c. Notwithstanding any other provision of the Plan, if at any time a participant is entitled to complete the purchase of any Shares pursuant to the Plan, taking into account such person's rights, if any, to purchase Stock under all other employee stock purchase plans of the Company, the result would be that during the then current calendar year, such participant would have first become entitled to purchase under the Plan and all other such plans a number of Shares which would exceed the maximum number of Shares permitted by the provisions of Section 423(b)(8) of the Code, then the number of Shares which such participant shall be entitled to purchase pursuant to the Plan shall be reduced by the number which is one more than the number of Shares which represents the excess, and any balance remaining in such person's Stock purchase account shall be refunded.

     d. This Plan shall be governed by the laws of the Commonwealth of Virginia, without regard to the conflicts-of-law provisions thereof.

     e.   Nothing  herein  shall  be  implied  to  constitute   a
contract of employment for any person.

     f. This Plan shall not become effective until approved by vote of the shareholders of the Company.